Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

September 24, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	L-1 Identity Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 001-33002

Dear Ms. Mills-Apenteng:

On behalf of our client, L-1 Identity Solutions, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated September 19, 2008, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007 of the Company (File No. 001-33002, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General
1.

We note that your counsel provided, on behalf of the company, the acknowledgements that we requested in your response to our letter dated August 29, 2008. In your next response, please provide the acknowledgements directly from the company.

The Company has separately enclosed a written statement with the requested acknowledgements.

Securities and Exchange Commission

Form 10-K for the Fiscal Year Ended December 31, 2007 Exhibits

2.

We note your response to comment 3 of our letter dated August 29, 2008 stating that while you did file the Toppan Agreement you have determined that you do not need to file any other limited or single source supplier agreements. However, you have not provided us with an analysis to support your conclusion. Please respond by providing us with specific information as to the nature of the limited and single source supplier agreements. Also provide a quantitative analysis supporting your conclusion that you are not substantially dependent upon any of those agreements. In this regard, it is unclear from your response what standard you applied in deciding to file the Toppan Agreement and not to file the other agreements.

The Company’s limited and single source supplier agreements relate to the purchase of hardware, services and software applications (the “Purchase Agreements”), as well as contract manufacturing agreements (the “Manufacturing Agreements,” and together with the purchase agreements, the “Agreements” or “Agreement”). The Company's Purchase Agreements are with suppliers of (a) finished products that are re-sold directly to customers and (b) components and sub-assemblies that are integrated with other products before being sold to customers. The Company's Manufacturing Agreements are with manufactures that fabricate finished hardware based on the Company's specifications and proprietary designs.  The Company’s Manufacturing Agreements are for one year terms and the Company arranges for the purchase of materials that require long lead times.

The Company respectfully submits that its analysis in determining whether it is "substantially dependent" on any such Agreement includes:

•     measuring, as a percentage of revenues, the dollar amount received from the resale of products or services that are purchased under any Agreement;

•      measuring, as a percentage of revenues, the dollar amount of purchases under any Agreement that are used in the provision of products or services to customers; and

•     assessing the likelihood and potential impact that the termination of any Agreement would have on the Company’s business and operations, including the availability and time and cost of finding replacement supplier.

Based on these factors, the Company has concluded that it is not "substantially dependent" on any of its Agreements.

No Purchase Agreement involves the purchase of any products or services in an amount that represents more than 1.5% of the Company’s revenues for the year ended December 31, 2007. Further, no products or services purchased under any Purchase

Securities and Exchange Commission

Agreement are used for the provision of any products that account for more than 6% of the Company's revenues for the year ended December 31, 2007. No Manufacturing Agreement involves the purchase of any products in an amount that represents more than 3% of revenues or involved purchases that are used for the provision of any products that account for more than 11% of the Company's revenues for the year ended December 31, 2007.

For purposes of this analysis, the Company differentiates its analysis for Purchase Agreements and Manufacturing Agreements, based on their comparative level of risk. Finding replacement suppliers under Purchase Agreements represent a greater risk because Purchase Agreement suppliers not only manufacture the products, but are also responsible for the designs and specifications for each product. In contrast, suppliers under the Company’s Manufacturing Agreements only manufacture the products based on the Company’s designs and specifications.

The Toppan Agreement was entered into in 2003 by our predecessor company and was filed in May 2006. The Toppan Agreement was historically of greater significance to the Company’s business and operations. For the fiscal years ended December, 31 2005 and 2006, the Company had revenues of $66.2 and $164.3 million, respectively. In contrast, for the fiscal year ended December 31, 2007, the Company has $390.0 in revenues, of which approximately 5.4% represented products that were supplied by the Toppan Agreement, compared to corresponding percentages of 24.2% and 10.7% for the fiscal years ended December 31, 2005 and 2006, respectively. In light of the diminished significance of the Toppan Agreement, The Company intends to remove the agreement from the exhibit index contained in its annual report on Form 10-K for the fiscal year ended December 31, 2008.

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

/s/ Marita A. Makinen

Marita A. Makinen

cc: Robert V. LaPenta

James DePalma
Mark Molina